UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

MakeMusic, Inc.

(Name of Subject Company)

MakeMusic, Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(including associated preferred stock purchase rights)

(Title of Class of Securities)

56086P202

(CUSIP Number of Class of Securities)

Karen L. VanDerBosch

Chief Financial Officer and Chief Operating Officer

MakeMusic, Inc.

7615 Golden Triangle Drive, Suite M

Eden Prairie, Minnesota 55344-3848

(952) 937-9611

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Fredrikson & Byron, P.A.

200 South Sixth Street, Suite 4000

Minneapolis, MN 55402

(612) 492-7000

Attention: David C. Grorud, Esq.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note:

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on March 22, 2013 (the “Initial Schedule 14D-9,” and together with the exhibits thereto and as amended and supplemented from time to time, the “Schedule 14D-9”) by MakeMusic, Inc., a Minnesota corporation (“MakeMusic”), relating to the tender offer by LEAP Acquisition Corporation (“Purchaser”), a Minnesota corporation and a wholly-owned subsidiary of LaunchEquity Acquisition Partners, LLC Designated Series Education Partners, a designated series of a Delaware series limited liability company (“Parent”), which is a sponsored entity of LaunchEquity Partners, LLC, an Arizona limited liability company (“Parent Sponsor”), to purchase all of MakeMusic’s outstanding Shares for $4.85 per Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase dated March 22, 2013, which was filed as Exhibit (a)(1)(i) to the Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13e-3 (collectively, as may be amended from time to time, the “Schedule TO”) and in the related Letter of Transmittal, which was filed as Exhibit (a)(1)(ii) to the Schedule TO.

Unless otherwise indicated, all capitalized terms used herein but not defined shall have the meanings ascribed to them in the Initial Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by the addition of a section entitled “Litigation,” which shall include the following paragraph:

On March 29, 2013, a putative shareholder class action complaint against MakeMusic and certain other parties was filed in the Fourth Judicial District Court of Minnesota. The complaint, captioned Dr. Ezekiel Kruglick v. MakeMusic, Inc., et al., names as defendants the members of MakeMusic’s Board of Directors, as well as MakeMusic, Parent, Parent Sponsor and Purchaser. The plaintiff alleges that MakeMusic’s directors breached their fiduciary duties to MakeMusic’s shareholders. The plaintiff further claims that MakeMusic, Parent, Parent Sponsor and Purchaser aided and abetted the purported breaches of fiduciary duty. The plaintiff further alleges that MakeMusic’s directors violated certain sections of the Minnesota Business Corporation Act regarding director fiduciary duties, conflicts of interest and disinterested director consideration of business combinations. The complaint alleges, among other things, that in approving the proposed transaction between MakeMusic and Parent and Purchaser, MakeMusic Board members accepted an inadequate price and acted to put their personal interests ahead of the interests of MakeMusic shareholders. The complaint seeks injunctive relief, including enjoining the transaction, imposition of a constructive trust, attorneys’ fees, experts’ fees, other costs and disbursements and other relief. MakeMusic believes the plaintiff’s allegations lack merit. The foregoing description is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(5)(E) hereto and is incorporated herein by reference.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibits:

Exhibit	Description

(a)(5)(E)	Complaint filed on March 29, 2013 in the Fourth Judicial District Court of Minnesota (Dr. Ezekiel Kruglick v. MakeMusic, Inc., et al.), incorporated by reference to Exhibit (a)(5)(ii) to the Schedule TO

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2013

MAKEMUSIC, INC.

By:	/s/ Karen L. VanDerBosch
Name:	Karen L. VanDerBosch
Title:	Chief Operating Officer and Chief Financial Officer